

James L. Beyers · 3rd

Attorney at Beyers Costin Simon

San Francisco Bay Area · Contact info

184 connections

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Beyers Costin Simon

University of California, Berkeley - School of Law

Experience

Shareholder
Beyers Costin Simon
2015 – Present · 6 yrs
Santa Rosa

Shareholder
Beyers Costin
2007 – 2015 · 8 yrs
Santa Rosa

Shareholder
Beyers, Costin and Case
1988 – 2007 · 19 yrs
Santa Rosa

Shareholder
Misuraca, Beyers and Costin
1980 – 1988 · 8 yrs
Santa Rosa

Shareholder
Misuraca and Beyers
1975 – 1980 · 5 yrs
Santa Rosa

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Education

University of California, Berkeley - School of Law
Juris Doctor (J.D.), Order of the Coif
1972

University of Washington
Bachelor's Degree
1967

Licenses & certifications

Admission: California State Courts

Admission: U.S. Court of Appeals – Ninth Circuit

Admission: U.S. District Courts – Northern, Central, and Eastern Districts of California

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